Share capital:  euro 2.185.531.062,03 fully paid up

PRESS RELEASE

Telco S.p.A. informs that its shareholders (Assicurazioni Generali Group, Intesa Sanpaolo, Mediobanca and Telefonica) have agreed to renew the Shareholders’ Agreement for 3 years, that is, until 28 February 2015, replicating the existing terms and conditions, including:

-	the right to request the pro-rata demerger by giving notice between 1 August and 28 August 2014;

-	the right to request early withdrawal and related pro-rata demerger, with notice to be given between 1 September and 28 September 2013, and execution to follow in the subsequent 6 months.

Telco shareholders have also undertaken to refinance the entire amount of Telco’s debt falling due pro-rata to their stake in the company’s share capital in the most appropriate technical forms.  The shareholders’ commitment shall be without prejudice to Telco’s access to alternative sources of financing from the credit markets, it being understood that in such case the shareholders’ commitment shall be reduced accordingly.  In this respect Telco has resolved to initiate discussions with the banking system to agree the terms and conditions for a refinancing package.

Milan, 29th February 2012

Registered office:  Via Filodrammatici 3, Milan, Italy
Tax identification code/VAT no. and Registration no. in Milan Companies’ Register no.:  05277610969